Exhibit 21.1

Subsidiaries of Asia Carbon Industries, Inc.

Asia Carbon Industries, Inc. (“Asia Carbon”) has one direct wholly-owned subsidiary, Jinzheng Liteweisi Carbon (Taiyuan) Ltd. (“JL Carbon”), a limited liability company organized under the laws of the People’s Republic of China, and one indirect subsidiary, Taiyuan Hong Xing Carbon Black, Ltd., a company organized under the laws of the People’s Republic of China.

Under the laws of the PRC, certain restrictions are placed on round trip investments, which are defined under PRC law as an acquisition of a PRC entity by an offshore special purpose vehicle owned by one or more PRC residents. To comply with these restrictions, Asia Carbon, through JL Carbon, entered into and consummated certain contractual arrangements with Shanxi Hongxing and their respective shareholders on December 29, 2009. Through these contractual arrangements, Asia Carbon has the ability to substantially influence the daily operations and financial affairs, appoint its senior executives and approve all matters requiring shareholder approval of Shanxi Hongxing. As a result of these contractual arrangements, which enable Asia Carbon to control Shanxi Hongxing and operate its business in the PRC through Shanxi Hongxing, Asia Carbon is considered the primary beneficiary of Shanxi Hongxing. Although Asia Carbon has no equity ownership interest in Shanxi Hongxing, they are entitled to receive all the profits of Shanxi Hongxing, and are obligated to pay all of its debts.

The following diagram sets forth the current corporate structure of the Company: